

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2011

Xinyu Peng
Chief Executive Officer and Secretary
China Recycling Energy Corporation
12/F Tower A, Chang An International Building
No. 88 Nan Guan Zheng Jie
Xi An City, Shan Xi Province, China 710068

> **Re:** **China Recycling Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **Form 10-Q for Quarterly Periods Ended June 30, 2010 and**
> **September 30, 2010**
> **Filed August 16, 2010 and November 15, 2010**
> **File No. 1-34625**

Dear Mr. Peng:

We have reviewed your response letter dated December 8, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 8. Financial Statements and Supplementary Data, page 26

Consolidated Statements of Cash Flows, page 30

1. We reviewed your response to comment two in our letter dated November 5, 2010. We understand you have now concluded that cash expenditures for construction of power generating stations sold pursuant to sales-type leases should be classified as operating cash outflows since such expenditures are like the production of inventory in a manufacturing environment. We also understand that cash inflows related to your investment in sales-type leases consist of principal and interest and that you believe that

principal collections should be classified as investing cash inflows. In addition, we understand that sales of systems results in an increase in the investment in sales-type leases, and that you believe that the increase should be presented as an investing cash outflow. However, it seems as though your investment in sales-type leases is like accounts and/or short- and long-term notes receivable from customers arising from sales and that the change in the investment should be classified as an adjustment to reconcile net income to net cash provided by or used for operating activities, which would be consistent with your classification of cash outflows related to construction of the power generating systems. As such, please tell us the following:

- the basis in GAAP, citing specific ASC paragraphs, for classifying the increase in the investment in sales-type leases as investing cash outflows when the investment (both short- and long-term) arises from sales of power generating systems, which are classified as operating cash inflows; and
- why you believe it is appropriate to classify principal collections as investing cash inflows when collections represent a reduction in the investment recognized upon the sale of power generating systems and the basis in GAAP for your classification, citing specific ASC paragraphs.

Notes to Consolidated Financial Statements, page 31

Note 19. Stock-Based Compensation, page 47

2.   We reviewed your response to comment three in our letter dated November 5, 2010, which is the same response you submitted to comment six in our letter dated September 22, 2010. Please tell us why you believe the issuance of warrants to non-employees in exchange for services is not within the scope of ASC 505-50 and that the guidance in ASC 450-20-25 should be applied. In that regard, please note that ASC 505-50 specifically addresses the date an issuer shall use to measure the fair value of equity instruments issued to non-employees, the periods and manner an issuer shall use to recognize the fair value of the equity instruments and how the equity instruments shall be accounted for before the measurement date for purposes of recognizing the cost of the transaction. Please also note that we acknowledge a liability should be recognized on the grant date and that the cost should be recognized as the services are performed. Notwithstanding, we believe that the fair value of the warrants should be measured based on the guidance in ASC 505-50 as of the date at which a commitment for performance by the counterparty to earn the equity instrument is reached or the date at which the counterparty's performance is complete, whichever is earlier. As such, as previously requested, please tell us the basis for your determination that the measurement date for the warrants was the grant date in light of the guidance in ASC 505-50-30-11 through ASC 505-50-30-17. Specifically discuss why you believe: (i) performance was complete on the grant date or (ii) a performance commitment to earn the equity instruments was probable on the grant date because of sufficiently large disincentives for nonperformance. If you concluded the warrants were fully vested and nonforfeitable on the grant date despite their vesting terms because their issuance was irrevocable and you agreed to take

no action to cause the warrants to become void or revoked or their issuance to be otherwise terminated, please confirm that fact and tell us the facts and circumstances supporting that conclusion. Otherwise, please explain in detail the sufficiently large disincentives for nonperformance.

Item 9A. Controls and Procedures, page 51
Internal Controls over Financial Reporting, page 51

3.   We reviewed your response to comment five in our letter dated November 5, 2010. We understand that your CFO is responsible for reviewing the financial reports under US GAAP and ensures the financial statements and other financial information fairly presents the financial condition, results of operations and cash flows in accordance in US GAAP. We also understand that your CFO has a U.S. MBA education and many years of experience in banking, investment, financing and accounting areas in China and the U.S. Please tell us about the CFO's education, knowledge, experience and on-going training in US GAAP and SEC Rules and Regulations. In addition, please tell about the education, knowledge, experience and on-going training in US GAAP and SEC Rules and Regulations of your Vice President of Accounting and other personnel identified in your response.

4.   We reviewed your response to comment six in our letter dated November 5, 2010. We note that you engaged Deloitte to provide consulting services and provide assistance in conducting your evaluation and assessment of internal control over financial reporting for fiscal 2010. Please tell us how and why Deloitte is qualified to evaluate your internal control over financial reporting. In addition, please tell us whether you engaged an accounting firm or other similar organization to provide assistance in conducting your evaluation and assessment of internal control over financial reporting for fiscal 2009. If so, please provide the information requested in our previous comment. Otherwise, please tell us the role each of the persons identified in your response to comment five in our letter dated November 5, 2010 had in conducting the evaluation and assessment of your internal control over financial reporting in fiscal 2009.

Form 10-Q for Quarterly Period Ended September 30, 2010

Part I. Financial Information, page 3

Item 1. Financial Statements, page 3

5.   Please refer to ASC 505-10-50-2 and tell us your consideration of disclosing the changes in the separate accounts comprising stockholders' equity and of the changes in the number of shares of common stock outstanding in a separate statement of stockholders' equity or in the notes to financial statements.

You may contact me at (202) 551-3344 if you have any questions.

Sincerely,

William Thompson
Accounting Branch Chief